Boston Capital

February 21, 2008

FILED BY EDGAR

Ms. Linda Van Doorn

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549
Re:	Boston Capital Tax Credit Fund II, L.P. Form 10-K for the year ended 3/31/2007 Filed on 7/16/2007 File No. 000-19443

Dear Ms. Van Doorn and Mr. Lee:

This letter sets forth the response of Boston Capital Tax Credit Fund II, L.P. (the "Company") to the comments contained in your letter dated February 7, 2008 relating to the Company's Form 10-K for the fiscal year ended March 31, 2007. For ease of reference, we have reproduced your comments in italics below.

Certifications

1. We note that your certifications were not filed in the exact form as outlined In Item 601(B)(31)(i) of Regulation S-K. Your discrepancy involves replacing the word "report" with "annual report" in paragraph two. Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Response:

In future filings, the Company will file the certifications required by Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934 in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.

Exhibit 23

Independent Auditor's Reports

  We note that the audit reports of Donald W. Causey & Associates, P.C. indicate that the audits were conducted in accordance with both PCAOB standards and auditing standards generally accepted in the United States. In accordance with paragraph 5 of PCAOB Auditing Standard No. 1, reference to generally accepted auditing standards is no longer appropriate. Please include revised opinions from Donald W. Causey & Associates, P.C. in an amended filing.

Response:

We have included revised opinions from Donald W. Causey & Associates, P.C. in Amendment No.1 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Commission on February 21, 2008.

3. Reference is made to the audit report for Nanty Glo House Associates. The audit report does not indicate the city and state where issued as required by Article 2-02 of Regulation S-X. Please advise.

Response

We have included the city and state of issue of the audit report of Nanty Glo House Associates, as required by Article 2-02 of Regulation S-X in Amendment No.1 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Commission on February 21, 2008.

Exhibit 99.1

4. We note that the financial statements for Crestwood RRH, Ltd. have been audited by Tama, Budaj & Raab, P.C. for the years ended December 31, 2006 and 2005. It appears that the investment balance included in the financial statements exceeds 20% of the total consolidated assets. Note that U.S. public accounting firms that wish to prepare or issue audit reports on issuers, or to play a substantial role in the preparation or issuance of such reports, must be registered with the PCAOB. The phrase "play a substantial role in the preparation or furnishing of an audit report" is defined in PCAOB Rule 1001 (p)(ii). It does not appear that Tama, Budaj & Raab, P.C. has obtained registration with the PCAOB. Tell us how you considered the PCAOB registration requirements outlined in PCAOB Rule 2100 in selecting the use of this firm to perform the audit of Crestwood RRH, Ltd.

Response:

With regard to the use of the firm Tama, Budaj & Raab, P.C. (Tama) to audit the entity Crestwood RRH, Ltd., we acknowledge that such firm at the time of the filing was not registered with the PCAOB. However, the company respectfully requests the staff to consider the following:

    Our auditors, Reznick Group, P.C. (Reznick), did not rely on the audits of Tama. Instead, they assumed responsibility for the audits of Crestwood RRH, Ltd. under their opinion. Reznick performed sufficient additional procedures in order to be able to rely upon the work of the other auditor in concluding whether the Company's financial statements were presented in accordance with U.S. GAAP. The work performed by Tama is not referred to in the opinion of Reznick (the principal auditor).
    The operating partnership, Crestwood RRH, Ltd., is a non-issuer. The separate audited financial statements were included in the filing only because they exceeded the requirement outlined in Rule 3-09 of Regulation S-X.
    Tama has complied with the AICPA's independence standards in the performance of the audit of Crestwood RRH, Ltd..

The financial statements of Crestwood RRH, Ltd. for the periods mentioned in your letter are included in the Company's Form 10-K for the year ended March 31, 2007, and are accounted for on the equity method of accounting. Company management has informed each operating partnership that it can only engage a PCAOB registered firm for all future periods. Accordingly, the Company will only include in its filing a report of another auditor who plays a substantial role if that auditor appropriately complies with the PCAOB registration requirements.

5. We note the presentation of the statements of operations and cash flows of Crestwood RRH, Ltd. for the years ended December 31, 2006 and 2005. Please tell us how you applied Rule 3-09(b) and Rule 3-02 of Regulation S-X which requires statements of operations and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet.

Response:

We note your comment no. 5 regarding the inclusion of statements of operations and cash flows for each of the last three fiscal years ending December 31, 2006. Please note that for fiscal year 2004 the first and third condition set forth in Rule 1-02(w) of Regulation S-X did not exceed 20% for fiscal year 2004. In addition, the revenues of Crestwood RRH, Ltd. did not exceed $25 million. Accordingly the company included only two years of audited statements of operations and cash flow financial information.

Further, as requested in your letter, the Company acknowledges that:

    The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information concerning this matter, please contact me at (617) 624-8820 or our counsel, Richard M. Stein of Nixon Peabody LLP, at (617) 345-6193.

Very truly yours,

Boston Capital Tax Credit Fund II, L.P.

By: /S/ Marc N Teal _________

Marc N. Teal

Principal Financial Officer

cc:

Mr. Jeffrey Goldstein

Mr. Marc Teal

Renee Scruggs, CPA

Richard M. Stein, Esquire